Exhibit 99.56

Solaris Announces $130 Million Strategic Investment by Zijin Mining Group

January 11, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to announce that it has entered into a subscription agreement (the “Subscription Agreement”) in respect of an approximately $130 million private placement of common shares of Solaris (“Common Shares”) by an affiliate of Zijin Mining Group Co., Ltd. (“Zijin”) at a subscription price of $4.55 per Common Share (the “Private Placement”).

Highlights

●	Zijin will invest approximately $130 million by way of a Private Placement of Common Shares.

●	The Company will issue to an affiliate of Zijin an aggregate of 28,481,289 Common Shares at a subscription price of $4.55 per Common Share, representing a 14% premium to the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on January 10, 2024.

●	Upon closing of the Private Placement, Zijin will own approximately 15% of the Common Shares on a fully diluted basis.

Mr. Daniel Earle, President & CEO, commented: “Zijin is one of the most successful major mining companies in the world. It boasts an unprecedented track record of growth from its origins operating a single gold mine in the early 1990s to becoming a global major operating in 16 countries with total revenue far in excess of its gold mining peers, including excepted top five-ranked copper production in 2024. We take tremendous pride in announcing our new strategic partnership with Zijin and look forward to leveraging its deep technical expertise and financial capacity in delivering the full potential of one of the last remaining greenfield copper districts at low elevation and adjacent to infrastructure available globally.”

The Company will use the proceeds of the Private Placement for the advancement and development of the Company’s flagship Warintza Project in southeastern Ecuador (“Warintza” or the “Project”) and for working capital and general corporate purposes.

Pursuant to the Subscription Agreement, Zijin will be permitted to nominate a member to the board of directors of the Company for so long as Zijin owns, controls or directs at least 5% of the outstanding Common Shares. In addition, the Subscription Agreement entitles Zijin to participation rights to purchase additional securities in certain circumstances to maintain its proportionate interest in the Company.

Closing of the Private Placement is subject to customary conditions precedent and applicable regulatory approvals, including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China. The Common Shares will be subject to a statutory hold period in accordance with applicable securities laws.

A copy of the Subscription Agreement will be filed on the Company’s profile on SEDAR+ at www.sedarplus.ca. The above description of the terms and conditions of the Subscription Agreement is qualified in its entirety by the full text of the Subscription Agreement. An early warning report will be filed by Zijin in accordance with applicable Canadian securities laws and will be available on SEDAR+ at www.sedarplus.ca.

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China International Capital Corporation Hong Kong Securities Limited and Minmetals Securities Co., Ltd acted as Solaris’ transactional advisors in connection with the Private Placement.

All dollar amounts are expressed in Canadian dollars unless indicated otherwise.

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”

President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203

Email: jwagenaar@solarisresources.com

About Solaris Resources

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the closing of the Private Placement and the intended use of proceeds therefrom. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about obtaining customary regulatory approvals, including approval by the Toronto Stock Exchange, relevant authorities in the People’s Republic of China and Investment Canada Act approval, and other closing conditions customary in a transaction of this nature. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1